Companhia Energética de Minas Gerais — CEMIG

February 3, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Attention:	William H. Thompson
Accounting Branch Chief

Re:	Companhia Energética de Minas Gerais - CEMIG
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 30, 2011
File No. 1-15224

Dear Mr. Thompson:

Set forth below, please find our response to your letter dated December 21, 2011 relating to CEMIG’s Form 20-F for the year ended December 31, 2010 (the “Form 20-F”).  To assist in the Staff’s review of our responses, we precede each response with the text (in bold type) of the comment as stated in your letter.  We believe that we have replied to your comments in full.  As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 18.  Financial Statements, page 123

Consolidated Statement of Changes in Shareholders’ Equity, page F-6

1.              We note that you recognized increases in equity in each year related to the acquisition of jointly-controlled subsidiaries as a result of the effect of first-time adoption of IFRS.  Please tell us the transactions that resulted in changes in ownership interests in jointly-controlled subsidiaries in each year.  In addition, please tell us your consideration of disclosing the effects of changes in your ownership interests in jointly controlled subsidiaries on the equity attributable to your shareholders.

CEMIG advises the Staff that the main IFRS adjustments were related to the adoption of IFRIC 12 — Concession Arrangements (“IFRIC 12”) and were applied in a retrospective manner. For CEMIG’s investments in jointly-controlled entities that CEMIG held as of January 1, 2009, the IFRIC 12 adjustment was applied to the opening balance (as at January 1, 2009). Throughout the duration of the concession arrangements, revenue and costs related to the construction of the infrastructure of the jointly-controlled entities (“construction margin”) were recorded in the income statement each year in accordance with IFRIC12.14. The IFRIC 12 adjustments are the result of the construction margin being recognized.

Therefore, the changes in shareholders’ equity in 2009 and 2010 are the result of the retrospective application of IFRIC 12 with respect to the jointly-controlled entities in which CEMIG acquired ownership interests during the years ended December 31, 2009 and December 31, 2010, and not the result of any changes in CEMIG’s ownership interests in these entities.

Note 2.8.  Main Consolidated Financial Statement Impacts resulting from the first-time adoption of IFRS as compared to U.S. GAAP, page F-27

a) Regulatory assets and liabilities, page F-27

2.              We note that the adjustments to shareholders’ equity related to regulatory assets and liabilities differ from the amounts of regulatory assets and liabilities disclosed in Note 4 to the financial statements included in Form 20-F for the year ended December 31, 2009.  Please tell us the regulatory assets and liabilities previously reported as of December 31, 2009 and as of the transition date in accordance with U.S. GAAP that were recognized upon your adoption of IFRS, the basis in IFRS for their recognition and how the assets and liabilities are classified in the financial statements prepared in accordance with IFRS.

CEMIG advises the Staff that the difference between the IFRS adjustments to shareholders’ equity related to regulatory assets and liabilities and the amounts disclosed in Note 4 to CEMIG’s 2009 financial statements under U.S. GAAP is due primarily to the federal taxes related to regulatory assets and liabilities that reduce the amounts presented in the 2010 adjustments because such amounts were not reflected in Note 4 to CEMIG’s 2009 financial statements.

Under IFRS (IFRIC 12), regulatory assets and liabilities are not recognized. The revenues are recorded in CEMIG’s income statement when delivery of energy and other products occurs, without considering any rights or liabilities that might be included in the next rate adjustment.

b)  Concession contracts, page F-27

3.              We note your disclosures that according to U.S. GAAP the rights and assets related to concession contracts are recorded as property, plant and equipment or intangible assets by their nature and that no revaluation has been performed.  Given these disclosures please tell us what the adjustments related to concession assets represent and how the adjustments were determined.

CEMIG advises the Staff that the adjustments related to revaluation of concession assets are related primarily to the revaluation of CEMIG’s older power generation assets, recorded by its subsidiaries and jointly-controlled companies as property, plant and equipment for IFRS purposes, in accordance with IAS 16.

CEMIG contracted a third-party to assess the fair value of CEMIG’s generation assets and determine their fair value at replacement cost, in compliance with IAS 16. This revaluation process did not change the useful life estimates of the assets, as the useful life estimates are determined and established by ANEEL.

CEMIG advises the Staff that this revaluation resulted in an increase in the value of those assets, which was recorded in an account called “accumulated other comprehensive income” within CEMIG’s shareholders’ equity and within each of CEMIG’s subsidiaries’ shareholders’ equity.

Reconciliations, pages F-28 and F-29

4.              Please tell us the nature and amounts of the other adjustments in the reconciliations of shareholders’ equity and comprehensive income.

CEMIG advises the Staff that the amount recorded as other adjustments in its 2009 other comprehensive income refers primarily to comprehensive income of its jointly-controlled operations in Light that were not consolidated under U.S. GAAP.

CEMIG further advises that the amount recorded in its 2009 shareholders’ equity refers primarily to the settlement of a legal action related to an industrial consumer, in the amount of R$117 million, as described in CEMIG’s response to comment 5 below. The other adjustments are related to CEMIG’s jointly-controlled investments that were not consolidated under U.S. GAAP and other minor items.

5.              We note that you recognized a legal settlement in comprehensive income as presented under IFRS which was not recognized under U.S. GAAP.  Please explain this legal settlement to us, why the settlement was not recognized under U.S. GAAP and the basis for recognition under IFRS.

CEMIG advises the Staff that this settlement relates to the legal action by an industrial consumer against CEMIG related to a rate increase that became effective during the Brazilian government’s economic stabilization “Cruzado Plan” in 1986.  CEMIG filed its 2009 financial statements in Brazilian GAAP with the CVM in March 2010, while the legal settlement occurred in May 2010. As a result, CEMIG adjusted its provision related to this legal proceeding in its 2009 financial statements, prepared in accordance with U.S.GAAP and included in its 2009 Form 20-F, as described in Note 17 (b).  The 2009 financial statements in Brazilian GAAP filed with the CVM therefore reflected a lower provision than that included in the 2009 financial statements filed with the SEC.

When CEMIG converted its 2009 Brazilian GAAP financial statements to IFRS in 2010, it made an adjustment to reflect the higher provision in connection with this legal proceeding.

6.              We note that you recognized non-controlling interest as of the transition date.  Please tell us the partially-owned consolidated subsidiaries at the transition date and how you previously accounted for the non-controlling interest under U.S. GAAP.  Please also tell us the percentage ownership and amount of the non-controlling interest for each of the subsidiaries.  In addition, please describe the transactions resulting in the elimination of non-controlling interests during 2009.

CEMIG advises the Staff that its jointly-controlled entities as of the transition date to IFRS are disclosed in the table below.  CEMIG notes that under U.S. GAAP, jointly controlled entities were accounted for under the equity method in its 2009 financial statements.

The non-controlling interests recorded at the transition date (January 1, 2009) are related to CEMIG’s investment in RME, a holding company with a 52.13% interest in Light. As of January 1, 2009 CEMIG had a 25.00% interest in RME. Under IFRS, RME fully consolidated Light while CEMIG proportionally consolidated its interest of 25.00% of RME.  Therefore, CEMIG indirectly consolidated 25.00% of Light’s assets and liabilities including its non-controlling interests.

In an Extraordinary General Meeting of Stockholders of CEMIG, held on December 31, 2009, CEMIG’s shareholders approved the stock split of RME followed by the partial absorption of the assets and liabilities, resulting in CEMIG then directly holding a 13.03% interest in the recorded capital of Light.

In CEMIG’s 2010 financial statements, prepared in accordance with IFRS, CEMIG directly proportionally consolidated Light and therefore no longer recognized a non-controlling interest in Light.

		2010		2009		01/01/2009
Jointly controlled companies	Form of consolidation	Direct interest (%)	Indirect interest (%)	Direct interest (%)	Indirect interest (%)	Direct interest (%)	Indirect interest (%)

Hidrelétrica Cachoeirão	Proportional	—	49.00	—	49.00	—	49.00
Guanhães Energia	Proportional	—	49.00	—	49.00	—	49.00
Madeira Energia	Proportional	—	10.00	—	10.00	—	10.00
Hidrelétrica Pipoca	Proportional	—	49.00	—	49.00	—	49.00
Baguari Energia	Proportional	—	69.39	—	69.39	—	69.39
Empresa Brasileira de Transmissão de Energia — EBTE	Proportional	—	49.00	—	49.00	—	49.00
Central Eólica Praias de Parajuru	Proportional		49.00	—	49.00	—	—
Central Eólica Volta do Rio	Proportional	—	49.00	—	49.00	—	—
Central Eólica Praias de Morgado	Proportional	—	49.00	—	49.00	—	—
TAESA	Proportional	—	56.69	—	32.27	—	—
Transmissora Alterosa de Energia	Proportional	—	—	—	49.00	—	—
Light Ger	Proportional	—	49.00	—	—	—	—
Ativas Data Center	Proportional	—	49.00	—	—	—	—
Rio Minas Energia	Proporcional	—	—	—	—	25.00
GASMIG	Proportional	55.19	—	55.19	—	55.19	—
Companhia Transleste de Transmissão	Proportional	25.00	—	25.00	—	25.00	—
Companhia Transudeste de Transmissão	Proportional	24.00	—	24.00	—	24.00	—
Companhia Transirapé de Transmissão	Proportional	24.50	—	24.50	—	24.50	—
Light S.A.	Proportional	26.06	—	13.03	—	—	—
Transchile	Proportional	49.00	—	49.00	—	49.00	—
Companhia de Transmissão Centroeste de Minas	Proportional	51.00	—	51.00	—	51.00	—
Empresa Amazonense de Transmissão de Energia — EATE	Proportional	38.53	—	36.35	—	17.17	—
Empresa Paraense de Transmissão de Energia — ETEP	Proportional	41.96	—	40.19	—	19.25	—
Empresa Norte de Transmissão de Energia — ENTE	Proportional	49.99	—	36.69	—	18.35	—
Empresa Regional de Transmissão de Energia — ERTE	Proportional	49.99	—	36.69	—	18.35	—
Empresa Catarinense de Transmissão de Energia — ECTE	Proportional	19.09	—	13.37	—	7.50	—
Axxiom	Proportional	49.00	—	49.00	—	49.00	—

Note 3.  Principals of Consolidation, page F-41

7.              We note that you own, directly or indirectly through subsidiaries, more than half of the voting power of Baguari Energia, TAESA, GASMIG and Centroeste.  Please tell us the facts and circumstances that demonstrate your ownership in the entities do not constitute control as the term is defined in IAS 31.

CEMIG advises the Staff that although it has more than half of the voting power of Baguari Energia, TAESA, GASMIG and Centroeste, there are shareholders’ agreements in place giving substantive rights to the minority shareholders, resulting in joint control of these entities. Consequently, CEMIG’s investments in such companies are accounted for using the proportional consolidation method.

8.              Please tell us the significant terms and provisions included in the contractual arrangements between venturers which distinguish interests that involve joint control from investments in associates in which you may have significant influence.  Refer to paragraphs 9 through 12 of IAS 31.

CEMIG advises the Staff that it does not have interests that involve investments in which it has significant influence. CEMIG’s investments in jointly-controlled entities are included in the financial statements and are consolidated based on the proportional consolidation method. The significant term included in CEMIG’s contractual arrangements that indicates that CEMIG’s subsidiaries are jointly-controlled companies is that no single venturer is in a position to control the activities of the entity unilaterally. Each venturer holds significant rights to participate in relevant matters pertaining to the financial and operational procedures of the entities.

Note 5.  Operating Segments, page F-46

9.              We note that the gross profit line item represents the amount of operating profit before finance charges presented in the consolidated income statement on page F-4.  Please correct the line item description in future filings or tell us why the line item is properly characterized.

CEMIG advises the Staff that it will adjust the disclosure related to operating profit before finance charges in its future filings.

10.       Please tell us your consideration of reporting a measure of total assets and liabilities, disclosing the amounts of additions to non-current assets and reporting interest revenue separately from interest expense for each reportable segment.  Please also tell us why you did not report segment information for 2009.  Refer to the disclosures required by IFRS 8.

CEMIG advises the Staff that the amounts of additions to non-current assets and additional information related to interest expense and revenue by activity are presented in the table below:

SUMMARY FINANCIAL STATEMENTS BY ACTIVITY 12/31/2010

	ELECTRICITY ENERGY
DESCRIPTION	Generation	Transmission	Distribution	Gas	Telecom	Other	Total
Interest revenue	203	117	339	26	7	69	761
Interest expense	(455)	(411)	(638)	(9)	(5)	(67)	(1.585)
	(252)	(294)	(299)	17	2	2	(824)

Additions to non-current assets	359	1.563	2.050	52	78	1	4.203

CEMIG confirms its intention to disclose separately interest revenue and interest expense and also the additions to non-current assets for each reportable segment in its financial statements for 2011.

As CEMIG did not change its internal organization in 2010 compared to 2009, it did not disclose its segment information for 2009. However, CEMIG confirms its intention to disclose the comparable segment information in its financial statements for 2011.

Note 13.  Investments, page F-56

11.       We note that you recognize the difference between the amount paid for acquisitions of interests in wholly-owned and jointly controlled subsidiaries and the net book value of the interest acquired as a “less value” or “added value” of the related concessions.  Please explain to us why your accounting policy complies with IFRS and the specific IFRS guidance applied.

CEMIG advises the Staff that the purchase price of its acquisitions of interests in wholly-owned and jointly controlled subsidiaries are measured based on the fair value of the intangible asset related to the right to explore the concessions acquired according to the Brazilian regulatory framework. Therefore, CEMIG believes that the recognition of the identifiable assets acquired complies with the paragraphs 10 to 14 and 18 of IFRS 3.

Note 14.  Property, Plant and Equipment, page F-59

12.       Please tell us your consideration of disclosing property, plant and equipment pledged as security for liabilities.  Refer to IAS 16, paragraph 74(a).

CEMIG advises the Staff that the amount of property, plant and equipment pledged as security for liabilities is R$7 million. CEMIG believes that disclosure of this information is not material as it represents less than 0.01% of the balance of property, plant and equipment. CEMIG confirms its intention to disclose such information in its financial statements for 2011.

Note 22.  Shareholders’ Equity, page F-83

13.       Please tell us your consideration of disclosing the weighted average number of common and preferred shares used as the denominator in calculating basic and diluted earnings per share.  Refer to paragraph 7(b) of IAS 33.

CEMIG advises the Staff that the weighted average number of common and preferred shares used as the denominator in calculating basic and diluted earnings per share is as follows:

Shares	2010	2009
Common	289,231,193	253,077,293
Preferred	372,504,159	325,941,139
Total	661,735,352	579,018,432

CEMIG confirms its intention to disclose the weighted average number of common and preferred shares used as the denominator in calculating basic and diluted earnings in its financial statements for 2011.

14.       We note that you present earnings per one thousand shares, the minimum number of shares that can be traded on BOVESPA.  Please tell us why this presentation complies with IAS 33.

CEMIG advises the Staff that its earnings per share were R$3.41 in 2010 and R$3.69 in 2009.  The information disclosed in Note 22 to CEMIG’s 2010 financial statements reflected the amount per one thousand shares.  CEMIG confirms its intention to adjust the disclosure in its financial statements for 2011 to show earnings per share, not per thousand shares.

*              *              *

As requested in your letter, CEMIG acknowledges the following:

•                  CEMIG is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  CEMIG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

Should you have any questions about the responses in this letter, kindly contact our outside counsel, Michael Fitzgerald at (212) 259-6888 or Steven Sandretto at (212) 259-8038.  In addition, we kindly request that any further correspondence also be faxed to CEMIG at (011) (55) (31) 3506-5025.

Very truly yours,

/s/ Luiz Fernando Rolla
Luiz Fernando Rolla
Chief Officer for Finance and Investor Relations